UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-41814

Lead Real Estate Co., Ltd

6F, MFPR Shibuya Nanpeidai Building 16-11

Nampeidai-cho, Shibuya-ku

Tokyo, 150-0036, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F   ☐

On June 12, 2025, Lead Real Estate Co., Ltd, a joint-stock corporation with limited liability organized under Japanese law (the “Company”), announced a special cash dividend at a dividend rate to be determined by the board of directors, subject to shareholder approval at the annual general meeting of the Company to be held in September 2025. The cash dividend is expected to be payable on or about September 30, 2025 to all shareholders of record as of June 30, 2025 (Japan Standard Time), with an American depositary receipt record date of June 30, 2025 (Eastern Time).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lead Real Estate Co., Ltd

By:	/s/ Eiji Nagahara
Eiji Nagahara
Representative Director, President, and Chief Executive Officer

Date: June 20, 2025